August 14, 2008
Filed pursuant to Rule 433
Registration No: 333-146731

Pricing Term Sheet

Issuer:	JPMorgan Chase & Co.

Security:	Depositary Shares, each representing a 1/400th interest in a share of JPMorgan Chase & Co. 8.625% Non-Cumulative Preferred Stock, Series J

Security Ratings:	A1 (Moody's) / A (S&P) / A+ (Fitch)

Size:	64,000,000 Depositary Shares

Liquidation Preference:	$10,000 per share of Preferred Stock (equivalent to $25 per Depositary Share)

Maturity:	Perpetual

Day Count:	30/360

Trade Date:	August 14, 2008

Settlement Date:	August 21, 2008 (DTC)

Dividend Rate (Non-Cumulative):	8.625% per annum

Dividend Payment Dates:	Beginning December 1, 2008, each March 1, June 1, September 1 and December 1, in each case if declared by the Issuer's board of directors or duly authorized board committee.

Optional Redemption:

On any Dividend Payment Date on or after September 1, 2013 (subject to limitations described in the prospectus supplement dated August 14, 2008) for 100% of the liquidation preference (equivalent to $25 per Depositary Share) plus any declared and unpaid dividends.

Listing:	The Issuer intends to apply to list the Depositary Shares on the New York Stock Exchange.

Public Offering Price:	$25 per Depositary Share

Underwriting Commissions(1):	$50,400,000

Net Proceeds (Before Expenses) to Issuer:	$1,549,600,000

Over-allotment Option:

The underwriters also may purchase up to an additional 9,600,000 Depositary Shares at the Public Offering Price within 30 days of the date of the prospectus supplement in order to cover over-allotments, if any.

Sole Bookrunner:	J.P. Morgan Securities Inc.

Joint Lead Managers:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Wachovia Capital Markets, LLC

Co-Managers:	Banc of America Securities LLC
Wells Fargo Securities, LLC

CUSIP/ISIN for the Depositary Shares:	46625H621/US46625H6210

CUSIP/ISIN for the Preferred Stock:	46625H613/US46625H6137

(1) The Underwriting Commissions of $0.7875 per Depositary Share will be deducted from the Public Offering Price; provided, however, that for sales to certain institutions, the underwriting discount deducted will be $0.50 per Depositary Share, which will increase the proceeds to the Issuer per Depositary Share by $0.2875.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

The closing will occur on August 21, 2008, which will be more than three U.S. business days after the date of this pricing supplement. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise. Purchasers who wish to trade depositary shares on the date of pricing or the immediately succeeding date will be required, by virtue of the fact that the depositary shares will settle in five business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

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